UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

No Act
P.E. 12-4-02

03004540

January 7, 2003

Parth S. Munshi
Finance Counsel
The Coca-Cola Company
P.O. Drawer 1734
Atlanta, GA 30301

Act 1934
Section
Rule 14A-8
Public Availability 1-7-2003

Re: The Coca-Cola Company
Incoming letter dated December 4, 2002

Dear Mr. Munshi:

This is in response to your letter dated December 4, 2002 concerning the shareholder proposal submitted to Coca-Cola by Hou-Yin Chang. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Hou-Yin Chang
283 Waterford N.W.
Orangeburg, SC 29118-9068

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P.O. DRAWER 1734
ATLANTA, GA 30301
404 676-2121
OUR REFERENCE NO.
Rule 14a-8(i)(7)
Rule 14a-8(i)(3)

December 4, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Mail Stop 4-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Coca-Cola Company/Exclusion From Proxy Materials of Share Owner Proposals Submitted by Mr. Hou-Yin Chang

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, The Coca-Cola Company, a Delaware corporation (the "Company"), hereby notifies the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a share owner proposal submitted by Mr. Hou-Yin Chang (the "Proposal") from its proxy materials for its 2003 annual meeting of share owners (the "Annual Meeting"). The Company asks that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its proxy statement for the Annual Meeting for the reason set forth below. The Company intends to file its definitive proxy materials for the Annual Meeting with the Commission on March 5, 2002. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

As more fully set forth below, we believe that the Proposal is excludable from the Company's 2003 proxy materials for the following reasons: (a) the Proposal deals with matters relating to the Company's ordinary business operations and is therefore excludable under Rule 14a-8(i)(7); and (b) the Proposal is false and misleading and is therefore excludable under Rule 14a-8(i)(3).

BACKGROUND

The Company received Mr. Chang's initial submission on October 3, 2002. A copy of Mr. Chang's letter is attached as Exhibit A. Mr. Chang's submission did not include (i) any evidence of his ownership of the requisite amount of shares of the Company's common stock and (ii) a statement that he intended to hold such shares until the date of the Annual Meeting. Additionally, the initial proposal, including the supporting statement exceeded 500 words.

On October 8, 2002, the Company wrote to Mr. Chang to inform him that he needed to cure (within 14 days of his receipt of the Company's letter) the procedural and eligibility deficiencies in his submission: (i) by providing information proving that he has held, for at least one year prior to the date of his submission, shares of the Company's common stock having at least $2,000 of market value or 1% of the outstanding shares of the Company's common stock as required by Rule 14a-8(b); (ii) by providing a statement indicating his intent to hold shares of the Company's common stock through the date of the Annual Meeting; and (iii) by revising his proposal so that it did not exceed 500 words, including any supporting statement. A copy of the Company's October 8, 2002 letter is attached hereto as Exhibit B. On October 30, 2002, the Company received a revised submission from Mr. Chang, a copy of which is attached hereto as Exhibit C.

THE PROPOSAL

The Proposal reads:

"I recommend the shareholders request the Board of Directors to amend the Company's corporate diversity, and equal employment policies to exclude reference to sexual orientation, AND

Cease support of homosexual lifestyle and other deviant lifestyle behaviors opposed by the majority of people."

DISCUSSION

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by shareholders that meet certain eligibility requirements and comply with certain procedures governing the submission of their proposals. However, Rule 14a-8 also provides that certain types of proposals are outside the scope of the rule and therefore need not be included in the company's proxy material. These include proposals that (a) deal with matters relating to the company's ordinary business operations (Rule 14a-8(i)(7)), and (b) would violate the commission's proxy rules including Rule 14a-9 (Rule 14a-8(i)(3)).

I. **The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations and is Therefore Excludable under Rule 14a-8(i)(7)**

Rule 14a-8(i)(7) allows exclusion of a proposal that "deals with a matter relating to the company's ordinary business operations." The Rule 14a-8(i)(7) exclusion is based on the corporate law notion that the day-to-day operations of a corporation are committed to the judgment and discretion of management of the corporation, and are not appropriate matters to be determined by shareholders. The Commission adopted the ordinary business exclusion for the purpose of " provid[ing] management with flexibility in directing certain core matters involving the company's business and operations" and "confin[ing] the resolution of ordinary business problems to management ... since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Release No. 34-40018 (May 21, 1998). The exclusion is intended to prevent shareholders from "advancing proposals that seek to "micro-manage" the company by probing too deeply into matters of a complex nature." Id. (citing Release No. 34-12999 (Dec. 3, 1976)).

We believe that the Proposal may be properly omitted pursuant to Rule 14a-8(i)(7). The Proposal, which relates to eligibility criteria for coverage under the Company's employee benefits plans, clearly deals with matters relating to the Company's ordinary business operations, and should therefore be excludable pursuant to Rule 14a-8(i)(7). Prior Staff decisions consistently support the conclusion that proposals dealing with eligibility for employee benefit plan coverage may be excluded under Rule 14a-8(i)(7). See, e.g., The Coca-Cola Co. (Jan. 16, 2001) (proposal requesting extension of medical benefits to opposite sex domestic partners was excludable under Rule 14a-8(i)(7)); Int'l Business Machines Corp. (Jan. 15, 1999) (proposal prohibiting extension of medical benefits to friends of the company's employees or retirees was excludable under Rule 14a-8(i)(7)); Chevron Corp. (Jan. 29, 1998) (proposal prohibiting extension of medical and other benefits to domestic partners of the company's employees was excludable under predecessor to Rule 14a-8(i)(7)).[1]

Consequently, the Proposal is inappropriate for share owner resolution and may be properly omitted under Rule 14a-8(i)(7).

---

[1] This letter was issued under a predecessor version of Rule 14a-8, in which the ordinary business exclusion appeared as paragraph (c)(7). Rule 14a-8 was amended in 1998, at which time the ordinary business exclusion (which was unchanged by the amendments) was re-denominated as Rule 14a-8(i)(7). See Release No. 34-40018.

II. The Proposal is False and Misleading and is Therefore Excludable Under Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits companies to omit a shareholder proposal and its related supporting statement if the proposal is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." See, e.g., Honeywell International, Inc. (Oct. 16, 2001); TJX Companies, Inc. (Mar. 14, 2001); Wm. Wrigley Jr. Co. (Nov. 18, 1998). The Company believes that the following portions of the Proposal are false and misleading, and therefore intends to omit the Proposal from its proxy materials for the Annual Meeting in reliance on Rule 14a-8(i)(3).

The second paragraph of the Proposal states, "The Company has incorporated in its "diversity" program the promotion of alternative deviant sexual lifestyles into the company through promotion of the "Atlanta Pride," homosexual festival, and offering employees [sic] benefits to "domestic partners"." The Company's diversity program is designed to meet its business needs and the decisions relating to the level of benefits offered to employees is made in light of the existing market conditions. Additionally, the Company is not a promoter of "Atlanta Pride." The Company in its business judgment sponsors various community activities. The Company has taken no position on the lifestyle choices made by its employees and to suggest that the Company's decision surrounding employee benefits and community event sponsorship is a promotion by the Company of any particular lifestyle is materially false and misleading in violation of Rule 14a-8(i)(3) and Rule 14a-9.

The third paragraph of the Proposal states, "Research proves promoting homosexual lifestyles such as those in the Company's diversity programs promote pedophilia." The Proposal does not provide any information as to the source of such research to permit shareholders to locate such research and verify its accuracy and allow them to determine how, if at all, such statement is relevant to the Proposal. To make a statement that certain research provides proof of a position without any indication of the source of such research or the details surrounding such research is materially misleading in violation of Rule 14a-8(i)(3) and Rule 14a-9.

The sixth paragraph of the Proposal states, "Many oppose policies offering special rights based on "sexual orientation"." There is nothing special about the benefits the Company offers to same-sex domestic partners of the Company's employees. Same-sex domestic partners of the Company's employees are eligible to be covered under the Company's health and dental plans, which are a subset of the plans available to spouses and children of the Company's employees. The indication that the Company has somehow implemented "special" benefits for such persons, when the benefits are a subset of those afforded to employees' spouses and dependent children, constitutes a material misstatement in violation of Rule 14a-8(i)(3) and Rule 14a-9.

The seventh paragraph of the Proposal states, "The promotion of deviant sexual lifestyles through the support of homosexual rights rallies, diversity training, and rewarding homosexual partners with the benefits of spouses of the opposite sex of married employees, has contributed to eroding employee morale, which impacts the Company's business operations, including a drop in stock prices [sic] and performance of the Company." The Proposal does not provide any information as to how the conclusion was reached that the mentioned activities have contributed to eroding employee morale. Additionally, the Proposal implies that the foregoing activities have had a direct impact on the Company's stock price. However, no information is provided as to the manner in which such conclusion was reached. To make a statement of alleged fact without any information to permit shareholders to verify the accuracy and context of the alleged fact is materially misleading in violation of Rule 14a-8(i)(3) and Rule 14a-9.

The ninth paragraph of the Proposal states, "When put to a vote of citizens in government or shareholders in corporations, policies to reward deviant sexual behavior such as homosexuality have been rejected, most notable by Emerson Electric and Exxon Mobil." The Proposal does not provide any support for the foregoing statement. The Proposal does not provide any information which would permit shareholders to determine when and in what context shareholders of Exxon Mobil and Emerson Electric had rejected policies to reward deviant sexual behavior as stated in the Proposal. Nor does the Proposal provide any details as to votes of citizens. To make a statement of alleged fact without any information to permit shareholders to verify the accuracy and context of the alleged fact is materially misleading in violation of Rule 14a-8(i)(3) and Rule 14a-9.

The first paragraph under the heading "Reasons" states, "Sexual orientation in the Company's diversity and equal employment opportunity policies has popularity with a minority of the Company's customers, employees and shareholders, but offends most because of their deeply held moral and religious beliefs." Again the Proposal provides no support for the foregoing statement. The Proposal does not cite any source as to how the determination was made that such policies have popularity with only a minority of the Company's customers, employees and shareholders. Nor does the Proposal provide any indication as to the source of the statement that such policies offend most of the Company's customers, employees and shareholders. To make a statement of alleged fact without any information to permit shareholders to verify the accuracy and context of the alleged fact is materially misleading in violation of Rule 14a-8(i)(3) and Rule 14a-9.

The third paragraph under the heading "Reasons" states, "The American Psychiatric Association declared homosexuality a psychiatric problem until homosexual rights activists changed it in 1973, and rewarding a psychiatric problem as a normal lifestyle will not help but rather harm the company." This paragraph implies that the American Psychiatric Association changed their position with regard to homosexuality as a result of pressure from homosexual rights activists. However, the Proposal does not cite any source or provide any other information to permit shareholders to assess the American Psychiatric Association's change in position. The paragraph also implies that the Company rewards an employee's lifestyle choice. As stated before, the Company takes no position with respect to the lifestyle choices made by its employees. Further, as previously stated, the Company does not offer any special benefits. Same-sex domestic partners of the Company's employees are eligible to be covered under the Company's health and dental plans, which are a subset of the plans available to spouses and children of the Company's employees. To make a statement of alleged fact without any information to permit shareholders to verify the accuracy and context of the alleged fact is materially misleading in violation of Rule 14a-8(i)(3) and Rule 14a-9. Additionally, the implication that the Company somehow rewards an employee's lifestyle choice constitutes a material misstatement in violation of Rule 14a-8(i)(3) and Rule 14a-9.

The fourth paragraph under the heading "Reasons" states, "As for pedophilia, the 1979 *The Gay Report* reported 73% of surveyed homosexuals admitted pedophilia. The International Lesbian and Gay Association features pedophile groups, causing the United Nations to exclude it from the List of Non-Governmental Organisations [sic]." The Proposal does not provide sufficient information to permit stockholders to locate the source of the information and verify its accuracy. Additionally, the Proposal indicates that the United Nations excluded the International Lesbian and Gay Association because it features pedophile groups. However, no source is given to verify the accuracy of such statement. To make a statement of alleged fact without any information to permit shareholders to verify the accuracy and context of the alleged fact is materially misleading in violation of Rule 14a-8(i)(3) and Rule 14a-9.

The Staff has indicated that if a proposal and the supporting statement would require extensive revisions to comply with the proxy rules, it may be appropriate to grant relief without providing the proponent with an opportunity to revise. See Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). The Company believes that such relief is appropriate under these circumstances.

Consequently, the Proposal may be excluded under Rule 14a-8(i)(3).

CONCLUSION

For the foregoing reason, the Company has determined to exclude the Proposal from the Company's proxy materials for the Annual Meeting.

If you have any questions regarding this matter or require additional information, please feel free to call the undersigned at (404) 676-2671.

Very truly yours,

Parth S. Munshi
Finance Counsel

cc: Mr. Hou-Yin Chang

Enclosures: 6 copies of the this letter, including exhibits

EXHIBIT A

Received by
Shareholder Affairs

OCT 4 REC'D

Coca-Cola Company
Shareholder Resolution

RECEIVED
OCT 3 2002
INVESTOR RELATIONS

I, Hou-Yin Chang, of 283 Waterford NW in Orangeburg, South Carolina, 29118-9068, the holder of 45 shares of The Company since November 7, 2000, through Wachovia Securities, Inc, and its predecessors, IJL Wachovia, hereby propose the following resolution:

WHEREAS, the Company has adopted written policies regarding diversity, which serve as guidelines for the Company's business practices;

The Company, like a minority of companies but not the largest companies in the Fortune 500, has incorporated "diversity" programs which include promotion of alternative sexual lifestyles into the company,

The Company has actively promoted deviant sexual lifestyles through its diversity policy by the promotion of the "Atlanta Pride" festival and offering of same-sex partner benefits of Company employees;

Research has proven homosexual lifestyles such as those promoted in the Company's support of the "Atlanta Pride" festival and offering of same-sex partner benefits to Company employees promote pedophilia,

Of which psedophiles and their lifestyle have caused scandals inside the Roman Catholic Church, and other major scandals involving sexual behavior in corporate, government, education, social, and religious situations,

The question whether corporate policies should promote sexual orientation, which is a promotion of a deviant social lifestyle as a normal lifestyle, is a controversial social issue, being debated in various contexts such as voter referenda and legislative proposals in governments and corporate proxies in corporate meetings;

Many oppose policies which include prohibitions of discrimination based upon sexual orientation, including many Coca-Cola shareholders, customers and employees;

I strongly believe the Company's promotion of deviant sexual lifestyles through the support of homosexual rights rallies, mandatory diversity training, and rewarding homosexual partners with the same benefits as spouses of the opposite sex of married employees, among other policies, has contributed to eroding employee morale in the Company, and otherwise could adversely impact the Company's business operations, such as a drop in stock prices and performance of the Company;

Other public corporations have adopted diversity policies and equal employment policies which do not include provisions relating to sexual orientation;

Furthermore, when shareholders are asked by a shareholder's resolution for a Company to amend its written equal employment opportunity policy to bar sexual orientation discrimination and reward deviant sexual behavior such as homosexuality, the voters have rejected the policies to reward sexual deviant behavior. This happened at one of the world's largest companies, Exxon Mobil, but has also taken place at Emerson Electric.

I urge that the shareholders request the Board of Directors to amend its written diversity and equal employment opportunity policies to exclude any reference to sexual orientation, AND

For the Company to cease all support of the homosexual lifestyle and other deviant lifestyle behaviors opposed by the majority of people in this country.

The decision to include sexual orientation in the Company's written diversity and equal employment opportunity policies interjects the Company into one of the most controversial and divisive social issues of our day. Although the policies may be popular among some of the Company's customers, employees and shareholders, the policies are offensive to others due to their deeply held moral and religious beliefs. The Proponent believes the Company's diversity policy offends many current Coca-Cola employees, and has contributed to eroding employee morale and dropping stock prices. The Proponent believes potential employees also may be deterred from seeking employment with the Company. The Proponent believes potential customers may choose not to buy products from the Company because they are offended by the policies. The Proponent believes potential investors may be discouraged from acquiring shares of The Coca-Cola Company. In fact, a major mutual fund family has refused to purchase shares of the Company because of such corporate policies.

The Proponent of this Shareholder Proposal believes that the Company should not take sides in this controversial issue, and instead should leave this issue to elected officials who can adopt laws to define discrimination policies that are appropriate for a given community.

The Company does not need to be rewarding the homosexual lifestyle with support of their causes, whether it is by supporting homosexual "pride" festivals or by offering same-sex "partner" benefits.

Supporting the cause shows the Company supports pedophilia through the support of the homosexual agenda in "diversity" policies.

Furthermore, homosexuality was declared a psychiatric problem prior to 1973, when the American Psychiatric Association, under pressure from homosexual rights activists, removed the distinction. Supporting what is a psychiatric problem until activists ordered it to be declared a normal lifestyle will not help but rather harm the company.

Research in the 1979 book *The Gay Report* by homosexual researchers Karla Jay and Allen Young noted pedophilia was rampant with the homosexual lifestyle as 73% of surveyed homosexuals admitted they have had sex with boys younger than 19. Pedophiles have been ingrained into the homosexual associations to the extent the United Nations excluded the International Lesbian and Gay Association from the list of United Nations Non-Governmental Organisations because the ILGA featured pedophile groups.

By supporting this resolution for the Company to remove references to sexual orientation in their corporate policy, and to declare at the Company marriage is only between a man and a woman, and to cease support of the homosexual lifestyle, the Company will prosper in doing what is right. The Company should not be supporting pedophilia, sexually deviant lifestyles supported by only a tiny minority, and should be declaring marriage to be a sacred right between a man and woman only.

We Urge You To Support this Resolution

Sincerely

Hou-Yin Chang DEC 31 '08

Hou-Yin Chang
283 Waterford NW
Orangeburg SC 29118-9068

EXHIBIT B

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P.O. DRAWER 1734
ATLANTA, GA 30301

404 676-2121
OUR REFERENCE NO.

October 8, 2002

By Certified Mail, Return Receipt Requested

Mr. Hou-Yin Chang
283 Waterford NW
Orangeburg, SC 29118

Re: Share-Owner Proposal Received October 3, 2002

Dear Mr. Chang:

Mr. Mark Preisinger, the Director of Share-Owner Affairs of The Coca-Cola Company ("Company"), provided me with a copy of your letter addressed to the Company. That letter was received at the Company on October 3, 2002, and a copy is attached.

Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, requires us to notify you that there are the following procedural and eligibility deficiencies in your letter:

1. You did not include any information to prove that you have continuously held, for at least one year prior to the date you submitted your proposal, shares of Company Common Stock having at least $2,000 in market value or 1% of the outstanding shares of Company Common Stock as required by Rule 14a-8(b). Our records do not list you as a registered holder of shares of Company Common Stock. Since you are not a registered holder of a sufficient number of shares, Rule 14a-8(b)(2) [Question 2], a copy of which is attached, tells you how to prove your eligibility (for example if your shares are held indirectly through your broker or bank).

2. You did not include a statement that you intend to continue to hold such shares of Common Stock through the date of the 2003 Annual Meeting of Share Owners, as required by Rule 14a-8(b)(2) [Question 2].

3. Your proposal, including the supporting statement exceeds 500 words. Rule 14a-8(b)(2) [Question 4] limits shareholder proposals, including any accompanying statements, to 500 words.

All three of the foregoing problems must be corrected and the requested information furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If you do not do so, we may exclude your proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8. To transmit your reply electronically, please reply to my attention at the following fax number: 404-676-6812 or e-mail at pmunshi@na.ko.com; to reply by courier, please reply to my attention at NAT 2108, One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2108, P.O. Box 1734, Atlanta, Georgia, 30301-1734.

Please phone me at 404-676-2671 should you have any questions. We appreciate your interest in the Company.

Very truly yours,

Parth S. Munshi
Finance Counsel

PSM/hb
Attachments
cc: Mark Preisinger
Susan E. Shaw

Shareholder Affairs

OCT 4 REC'D

Coca-Cola Company

Shareholder Resolution

INVESTOR RELATIONS

OCT 3 2

I, Hou-Yin Chang, of 283 Waterford NW in Orangeburg, South Carolina, 29118-9068, the holder of 45 shares of The Company since November 7, 2000, through Wachovia Securities, Inc, and its predecessors, IJL Wachovia, hereby propose the following resolution:

WHEREAS, the Company has adopted written policies regarding diversity, which serve as guidelines for the Company's business practices;

The Company, like a minority of companies but not the largest companies in the Fortune 500, has incorporated "diversity" programs which include promotion of alternative sexual lifestyles into the company,

The Company has actively promoted deviant sexual lifestyles through its diversity policy by the promotion of the "Atlanta Pride" festival and offering of same-sex partner benefits of Company employees;

Research has proven homosexual lifestyles such as those promoted in the Company's support of the "Atlanta Pride" festival and offering of same-sex partner benefits to Company employees promote pedophilia,

Of which psedophiles and their lifestyle have caused scandals inside the Roman Catholic Church, and other major scandals involving sexual behavior in corporate, government, education, social, and religious situations,

The question whether corporate policies should promote sexual orientation, which is a promotion of a deviant social lifestyle as a normal lifestyle, is a controversial social issue, being debated in various contexts such as voter referenda and legislative proposals in governments and corporate proxies in corporate meetings;

Many oppose policies which include prohibitions of discrimination based upon sexual orientation, including many Coca-Cola shareholders, customers and employees;

I strongly believe the Company's promotion of deviant sexual lifestyles through the support of homosexual rights rallies, mandatory diversity training, and rewarding homosexual partners with the same benefits as spouses of the opposite sex of married employees, among other policies, has contributed to eroding employee morale in the Company, and otherwise could adversely impact the Company's business operations, such as a drop in stock prices and performance of the Company;

Other public corporations have adopted diversity policies and equal employment policies which do not include provisions relating to sexual orientation;

Furthermore, when shareholders are asked by a shareholder's resolution for a Company to amend its written equal employment opportunity policy to bar sexual orientation discrimination and reward deviant sexual behavior such as homosexuality, the voters have rejected the policies to reward sexual deviant behavior. This happened at one of the world's largest companies, Exxon Mobil, but has also taken place at Emerson Electric.

I urge that the shareholders request the Board of Directors to amend its written diversity and equal employment opportunity policies to exclude any reference to sexual orientation, AND

For the Company to cease all support of the homosexual lifestyle and other deviant lifestyle behaviors opposed by the majority of people in this country.

The decision to include sexual orientation in the Company's written diversity and equal employment opportunity policies interjects the Company into one of the most controversial and divisive social issues of our day. Although the policies may be popular among some of the Company's customers, employees and shareholders, the policies are offensive to others due to their deeply held moral and religious beliefs. The Proponent believes the Company's diversity policy offends many current Coca-Cola employees, and has contributed to eroding employee morale and dropping stock prices. The Proponent believes potential employees also may be deterred from seeking employment with the Company. The Proponent believes potential customers may choose not to buy products from the Company because they are offended by the policies. The Proponent believes potential investors may be discouraged from acquiring shares of The Coca-Cola Company. In fact, a major mutual fund family has refused to purchase shares of the Company because of such corporate policies.

The Proponent of this Shareholder Proposal believes that the Company should not take sides in this controversial issue, and instead should leave this issue to elected officials who can adopt laws to define discrimination policies that are appropriate for a given community.

The Company does not need to be rewarding the homosexual lifestyle with support of their causes, whether it is by supporting homosexual "pride" festivals or by offering same-sex "partner" benefits.

Supporting the cause shows the Company supports pedophilia through the support of the homosexual agenda in "diversity" policies.

Furthermore, homosexuality was declared a psychiatric problem prior to 1973, when the American Psychiatric Association, under pressure from homosexual rights activists, removed the distinction. Supporting what is a psychiatric problem until activists ordered it to be declared a normal lifestyle will not help but rather harm the company.

Research in the 1979 book *The Gay Report* by homosexual researchers Karla Jay and Allen Young noted pedophilia was rampant with the homosexual lifestyle as 73% of surveyed homosexuals admitted they have had sex with boys younger than 19. Pedophiles have been ingrained into the homosexual associations to the extent the United Nations excluded the International Lesbian and Gay Association from the list of United Nations Non-Governmental Organisations because the ILGA featured pedophile groups.

By supporting this resolution for the Company to remove references to sexual orientation in their corporate policy, and to declare at the Company marriage is only between a man and a woman, and to cease support of the homosexual lifestyle, the Company will prosper in doing what is right. The Company should not be supporting pedophilia, sexually deviant lifestyles supported by only a tiny minority, and should be declaring marriage to be a sacred right between a man and woman only.

We Urge You To Support this Resolution

Sincerely

OCT 31 '08

Hou-Yin Chang
283 Waterford NW
Orangeburg SC 29118-9068

consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) the security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to § 240.14a-7.

1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[Adopted in Release No. 34-378(A), September 24, 1935; amended by Release No. 34-1823, August 11, 1938; Release No. 43-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-5276, January 30, 1956, 21 F. R. 578; Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; Release No. 34-23789 (¶ 84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-31326 (¶ 85,051), effective October 22, 1992, 57 F.R. 48276; Release No. 34-35036 (¶ 85,459), effective December 17, 1994, 59 F.R. 63676; Release No. 34-37183 (¶ 85,805), effective June 14, 1996, 61 F.R. 24652; Release No. 33-7912 (¶ 86,404), effective December 4, 2000, 65 F.R. 65736.]

[¶ 24,012] Shareholder Proposals

Reg. § 240.14a-8. This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of

[The next page is 17,541-3.]

the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?** (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting

the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its

definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11: May I submit my own statement to the Commission responding to the company's arguments?*

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?*

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[Adopted in Release No. 34-3347, December 18, 1942, 7 F.R. 10659; amended in Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-4979, February 6, 1954, 19 F. R. 247; Release No. 34-8206 (¶ 77,507), effective with respect to solicitations, consents or authorizations commenced after February 15, 1968, 32 F. R. 20964; Release No. 34-9784 (¶ 78,997), applicable to all proxy solicitations commenced on or after January 1, 1973, 37 F. R. 23179; Release No. 34, 12999, (¶ 80,812), November 22, 1976, effective February 1, 1977, 41 F. R. 53000; amended in Release No. 34-15384 (¶ 81,766), effective for fiscal years ending on or after December 25, 1978 for initial filings on or after January 15, 1979, 43 F. R. 58530; Release No. 34-16356 (¶ 82,358), effective December 31, 1979, 44 F. R. 68764; Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; Release No. 34-20091 (¶ 83,417), effective January 1, 1984 and July 1, 1984, 48 F. R. 38218; Release No. 34-22625 (¶ 83,937), effective November 22, 1985, 50 F. R. 48180; Release No. 34-23789 (¶ 84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-25217 (¶ 84,211), effective February 1, 1988, 52 F. R. 48977; and Release No. 34-40018 (¶ 86,018), effective June 29, 1998, 63 F.R. 29106.]

[¶ 24,013] False or Misleading Statements

Reg. § 240.14a-9. (a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

[Adopted in Release No. 34-378(A), September 24, 1935; amended by Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431;

EXHIBIT C

I, Hou-Yin Chang, of 283 Waterford NW in Orangeburg, South Carolina, 29118-9068, the holder of 49 shares of the Company since December 7, 2000, through Wachovia Securities, Inc, and intend to hold it through the 2003 Annual Meeting of Shareholders, hereby propose the following:

WHEREAS, the Company adopted policies regarding diversity, which serve as guidelines for the Company's business practices;

The Company has incorporated in its "diversity" program the promotion of alternative deviant sexual lifestyles into the company through promotion of the "Atlanta Pride," homosexual festival, and offering employees benefits to "domestic partners";

Research proves promoting homosexual lifestyles such as those in the Company's diversity programs promote pedophilia,

Pedophiles and their lifestyle result in major scandals in corporate, government, education, social, and religious communities, notably the Roman Catholic Church.

The question whether corporate policies promoting deviant sexual orientation as a normal lifestyle, is a controversial social issue, with debates, voter referenda, and legislative proposals in governments and corporate proxies at business meetings;

Many oppose policies offering special rights based on "sexual orientation", including many Coca-Cola shareholders, customers and employees;

The promotion of deviant sexual lifestyles through the support of homosexual rights rallies, diversity training, and rewarding homosexual partners with the benefits of spouses of the opposite sex of married employees, has contributed to eroding employee morale, which impacts the Company's business operations, including a drop in stock prices and performance of the Company;

Other public corporations have adopted diversity policies and equal employment policies which do not include sexual orientation-related provisions;

When put to a vote of citizens in government or shareholders in corporations, policies to reward deviant sexual behavior such as homosexuality have been rejected, most notably by Emerson Electric and Exxon Mobil;

I recommend the shareholders request the Board of Directors to amend the Company's corporate, diversity, and equal employment policies to exclude reference to sexual orientation, AND

Cease support of homosexual lifestyle and other deviant lifestyle behaviors opposed by the majority of people.

REASONS

Sexual orientation in the Company's diversity and equal employment opportunity policies has popularity with a minority of the Company's customers, employees and shareholders, but offends most because of their deeply held moral and religious beliefs.

Proponent believes the Company's policies offend many employees, and contribute to eroding employee morale and declining stock prices. Potential employees may refuse employment, and potential customers may refuse buying products, from the Company because of this policy's offensive nature. This policy may discourage potential shareholders from acquiring shares of the Company, as a major mutual fund family refuses to purchase shares in the Company because of the policy.

The American Psychiatric Association declared homosexuality a psychiatric problem until homosexual rights activists changed it in 1973, and rewarding a psychiatric problem as a normal lifestyle will not help but rather harm the company.

As for pedophilia, the 1979 *The Gay Report* reported 73% of surveyed homosexuals admitted pedophilia. The International Lesbian and Gay Association features pedophile groups, causing the United Nations to exclude it from the List of Non-Governmental Organisations.

Supporting this resolution for the Company to remove references to sexual orientation in their corporate policy, and cease support of the homosexual lifestyle, will help the Company prosper by doing what is right for the family.

I Urge You To Support this Resolution

Sincerely

Hou-Yin Chang
283 Waterford NW
Orangeburg SC 29118-9068

Wachovia Securities, Inc.
200 Meeting Street, Suite 302
Charleston, SC 29401

Tel 843 727-2600
Fax 843 727-2601
800 929-0726

WACHOVIA SECURITIES

Coca-Cola Company
PO Box 1734
Atlanta, GA 30301

Re: Hou-Yin Chang
Acct. # 2126-6304

To Whom It May Concern,

Please be advised that Mr. Hou-Yin Chang owns shares of Coca-Cola Company. His initial purchase of the stock was August 11, 2000 and he has owned it since that date. The shares are held in his account with our firm.

Please feel free to give us a call at 800-929-0726 with any further questions.

Sincerely,

James J. O'Brien
Vice President - Investments

RECEIVED
OCT 30 2002

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 7, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Coca-Cola Company
Incoming letter dated December 4, 2002

The proposal requests that the board of directors amend Coca-Cola's "corporate, diversity, and equal employment policies to exclude reference to sexual orientation" and "cease support of homosexual lifestyle and other deviant lifestyle behaviors opposed by the majority of people."

We are unable to conclude that Coca-Cola may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- in the sentence that begins "The Company has incorporated . . ." and ends ". . . benefits to 'domestic partners,'" delete the phrase that begins "promotion of . . ." and ends ". . . homosexual festival, and";

- delete the sentence that begins "Research proves promoting . . ." and ends ". . . programs promote pedophilia";

- specifically identify the "special rights" referenced in the sentence that begins "Many oppose policies . . ." and ends ". . . Coca-Cola shareholders, customers and employees" and provide factual support for the identification of those "special rights";

- provide factual support in the form of citation to a specific source or specific sources for the sentence that begins "The promotion of deviant sexual lifestyles . . ." and ends ". . . stock prices and performance of the Company";

- provide factual support in the form of a citation to a specific source or specific sources for the sentence that begins "When put to a vote of citizens . . ." and ends ". . . Emerson Electric and Exxon Mobil";

- provide factual support in the form of a citation to a specific source for the sentence that begins "Sexual orientation in the Company's diversity . . ." and ends ". . . moral and religious beliefs";

- delete the sentence that begins "The American Psychiatric Association . . ." and ends ". . . rather harm the company";

- delete the sentence that begins "As for pedophilia . . ." and ends ". . . homosexuals admitted pedophilia"; and

- provide factual support in the form of a citation to a specific source for the sentence that begins "The International Lesbian . . ." and ends ". . . List of Non-Governmental Organizations."

Accordingly, unless the proponent provides Coca-Cola with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement to the Commission if Coca-Cola omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to conclude that Coca-Cola has met its burden of establishing that the proposal relates to Coca-Cola's ordinary business operations. Accordingly, we do not believe that Coca-Cola may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor